FOIA CONFIDENTIAL TREATMENT REQUESTED1

July 21, 2014
VIA EDGAR AND OVERNIGHT MAIL
Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed on February 5, 2014
File No. 000-15386
Dear Mr. Wilson:
We are in receipt of your letter dated July 3, 2014 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted additional comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 28, 2013 filed on February 5, 2014, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
Form 10-K for the Fiscal Year Ended December 28, 2013
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(5) Receivables, page 58

1.
We note your response to prior comment 4 that you believe that you are entitled to fully recover on the outstanding amounts due from Fujitsu based on the terms of the Subcontract. However, we note your response to prior comment 3 in your

_______________________
1 Certain confidential portions of this letter were omitted by means of redacting a portion of the text or certain numbers deemed confidential. The symbols “[***]” have been inserted in place of the text portions and numbers so omitted. A copy of the letter containing the redacted portions in this response has been filed separately with the Commission subject to a request for confidential treatment pursuant to 17 C.F.R. § 200.83 of the Commission’s Rules on Information Requests.

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 2

letter dated April 10, 2014 that Fujitsu has indicated that pursuant to the terms of your agreement with Fujitsu, it will not address the outstanding amounts until it has resolved the claims between Fujitsu and the Authority. As such, it appears that based on the terms of your agreement with Fujitsu, outstanding amounts are not recoverable unless the outstanding claims between Fujitsu and the Authority are recovered. If so, it is unclear how you have concluded that there is not at least a reasonable possibility that your estimates regarding collectability of such amounts might materially change in the near term, considering that you don’t have complete knowledge of the status of the proceedings between Fujitsu and the Authority. If you believe that recoverability of outstanding amounts is still probable in the event that outstanding claims from the Authority to Fujitsu are not recovered, please clarify the factors that you considered in making this determination.
Company's Response:
We regret giving any impression that outstanding amounts are not recoverable by the Company unless Fujitsu's outstanding claims against the Authority are also successfully recovered. Pursuant to the Subcontract, Fujitsu has taken the position that it can delay addressing our claim for accounts receivable and contracts receivable related to the Subcontract until Fujitsu has resolved its disputes with the Authority regarding termination of the prime contract. The Company has accepted that position and has elected not to pursue active collection efforts during the pendency of the disputes between Fujitsu and the Authority with respect to the prime contract. However, the right of the Company to recover under the Subcontract is not directly contingent upon the outcome or resolution of the disputes between Fujitsu and the Authority. Nevertheless, to address the risk of an unanticipated change, we intend to add a footnote in substantially the following form to future filings: “It is reasonably possible that our estimates regarding collectability of such amounts might materially change in the near term, considering that we do not have complete knowledge of the status of the proceedings between Fujitsu and the Authority and their effect on our claim."
(11) Settlement Charges, page 63

2.
We note note your response to prior comment 5. Tell us whether there are currently any other outstanding claims against the Company and the dollar amount of such claims. Tell us how you have considered the outcome of this matter in assessing reasonably possible losses with respect to such claims, and what consideration you gave to disclosing the nature of the contingencies, and the estimated loss, or stating that such an estimate cannot be made, as required by paragraphs 3 through 5 of ASC 450-20-50.

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 3

Company's Response:
From time to time and in the ordinary course of business, various third party claims are made against the Company. For purposes of this response, we consider a matter to have arisen to the level of a claim if the third party has asserted a written demand for damages and such written demand has been received by the Chief Executive Officer, Chief Financial Officer, Chief Litigation Officer or other in-house attorney(s) designated to be in charge of litigation. Such claims are referred to the Company's internal legal department, which monitors and supervises the progress of the claim and works with the Company's disclosure committee to ensure proper disclosure of the Company's loss contingencies and pending legal proceedings. Each quarter the legal department reviews all such pending claims for materiality, likelihood of loss under the appropriate standards and whether any such loss is estimable.
The Company's current outstanding claims are categorized by the Company into five groups: Client Claims - Domestic, Client Claims - Global, Products Liability Litigation, Human Resources Litigation and Intellectual Property Litigation. For purposes of this response, these categories can be subdivided along lines of common issues of law and fact. The Minot claim was categorized as Client Claims - Domestic. At this time, the Company has no outstanding claims that involve similar issues of law and fact as those addressed in the Minot claim (i.e., a claim related to our patient accounting solution).
[***] None of the outstanding claims included in the Client Claims - Domestic category are based on common issues of law and fact.
[***]
The Company has one group of outstanding claims involving common issues of law and fact that are included in the Product Liability category. The plaintiffs have not asserted damage amounts. These claims involve approximately 240 separate lawsuits filed by plaintiffs claiming to be suffering from permanent and incurable neuromuscular disorders as a side effect of ingesting a medication trade named "Reglan" or the generic, "metoclopramide." These lawsuits were generally filed in 2011 and have been stayed since 2012. These lawsuits assert claims against (1) the manufacturers of Reglan and metoclopramide on theories of strict product liability, negligence, failure to warn and deceptive trade practices, and (2) retail pharmacies and companies, including the Company, that publish Patient Education Monographs ("PEMs") on theories of negligence and deceptive trade practices. The claims against the Company in these cases are related to the sale and distribution of PEM's by subsidiaries of the Company.
The Company determined that the litigation has not yet progressed sufficiently for it to assess the probability that it will sustain a loss as a result of the claims. Similarly, there

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 4

is insufficient history concerning the outcome of Reglan litigation to estimate the amount of a loss in the event that the Company is found liable. Moreover, the multiple PEM defendants should be entitled to a comparison of fault and allocation of damages according to the assessment of fault in the event that they are found liable. In addition, each individual plaintiff's damage will vary widely depending on their age, sex, and degree of affliction such that estimating the aggregate liability for damages is impossible. Also, as of the date of this letter, only approximately 60 plaintiffs have offered any information that would suggest that they potentially obtained a PEM from any channel related to the Company. The Company has insurance coverage of approximately $30.0 million applicable to the claims, and potentially a greater amount depending upon the interpretation of the policies. Accordingly, the Company has not determined that losses related to this matter are probable and the Company does not have sufficient information to determine the amount or range of reasonably possible loss with respect to this matter. The Company has not determined that the loss contingencies associated with these claims, individually or in the aggregate, are reasonably possible.
[***] These related employment litigation matters generally do not include asserted damages amounts but rather seek categories of damages, such as lost wages. Even in the aggregate, assuming an adverse result on all matters, the Company believes that the amount in dispute would not be material.
The Company has five outstanding lawsuits that are included in the Intellectual Property Litigation category. All of the lawsuits claim patent infringement and have been filed by Non Practicing Entities. One of these outstanding claims is an alleged patent infringement action seeking damages of between $35.3 million and $38.2 million plus ongoing royalties. The Company will disclose this loss contingency in its next Quarterly Report on Form 10-Q. The Company has not determined that losses related to this matter are probable and the Company does not have sufficient information to determine the amount or range of reasonably possible loss with respect to these matters because of the extreme complexity of calculating damages in connection with these types of cases and the vastly disparate damage calculations that can result from the ultimate resolution of the many outstanding legal and factual issues of the case.
Four of the outstanding lawsuits in the Intellectual Property Litigation category have unspecified damages, [***]. The Company has determined that the loss contingency associated with these claims are not material.
In summary, the Company has determined that, other than the Intellectual Property claim discussed above, none of the foregoing matters individually, or in the aggregate with respect to claims that present in large degree the common issues of law and fact, is material and therefore required to be disclosed pursuant to ASC 450-20-50 or Item 103 of Regulation S-K.

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 5

3.
In response to prior comment 5, you indicate that you believed disclosure of the arbitration proceeding with Trinity Medical Center in Minot, North Dakota was not required at an earlier date because, pursuant to Instruction 2 to Item 103 of Regulation S-K, you had determined that the "amount of the dispute" was substantially less than 10% of your consolidated assets. We note from your response to comment 4 of our letter dated April 10, 2014 that Minot's initial damages claim (which you learned of in October 2012) was for $219 million, which exceeded 10 percent of your consolidated assets at December 29, 2012. Please provide your analysis for why the amount that you determined to be in dispute, rather than the amount of Minot's claim, was the appropriate amount to use in determining whether the arbitration proceeding should be disclosed under Item 103.

Company's Response:
The Company relied upon two separate analyses to make its determination that disclosure of the Minot claim was not required to be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2012 pursuant to Item 103 of Regulation S-K. First, as referenced in our letter dated June 6, 2014, the Company determined that disclosure under Item 103 was not required because the Company reasonably believed, based on its expert witness opinion and its own investigation, and the application of the probability/magnitude analysis appropriate in this context, that the legal proceeding was not material.
The Company's second analysis in support of its determination involved the use of Instruction 2 to Item 103. Under Instruction 2, disclosure is not required for a proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the registrant's consolidated current assets. This is an exception from the disclosure obligation, and does not create an obligation to disclose if the claim exceeds such 10 percent threshold. At December 29, 2012, the Company had consolidated current assets of $1.79 billion, making the threshold amount $179 million. At December 29, 2012, the Company was unable to formulate a damage model that remotely approached Minot's unsubstantiated $219 million claim, or even the $179 million threshold, and accordingly concluded that the amount asserted was intended solely for purposes of driving a higher settlement value. In addition, the Company's estimations of potential damages (assuming that Minot prevailed in the assertion of its claims) were less than $10 million. As a result, the Company determined that the amount involved was significantly less than $179 million. The Company applied an approach whereby it assessed the amount involved based on the totality of the circumstances, rather than automatically defaulting to the amount claimed by Minot, viewing this as appropriate in those cases where the amount of damages asserted lacks factual support and appears grossly in excess of a reasonable claim. However, we understand the Staff’s position is that a registrant should consider the amount claimed

Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
CERN Page 6

for purposes of the 10% materiality threshold without applying a subjective determination of the amount involved in the dispute. The Company intends to adopt the Staff's approach and look to the absolute amount of any claims with respect to future determinations under Instruction 2 of Item 103.

* * * * * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,

/s/ Marc G. Naughton Marc G. Naughton, Executive Vice President and Chief Financial Officer